Filed pursuant to Rule 433

Registration Statement No. 333-156913

April 14, 2009

Relating to Preliminary Prospectus Supplement

dated April 14, 2009

Final Pricing Term Sheet for

the Republic of Colombia 7.375% Notes due 2019

Issuer:	The Republic of Colombia

Transaction:	Re-opening of the 7.375% Notes due 2019

Format:	SEC Registered

Issue Currency:	U.S. dollars

Re-opening Principal Amount:	$1,000,000,000 (brings total aggregate principal amount to U.S.$2,000,000,000)

Expected Issue Ratings:	Ba1/BBB-/BB+

Pricing Date:	April 14, 2009

Settlement Date:	April 21, 2009

Denominations:	U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof

Day Count:	30/360

Listing and Trading:	Application will be made to list the Notes on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market

Optional Redemption:	None

Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Preliminary Prospectus Supplement:	http://sec.gov/Archives/edgar/data/917142/000119312509078491/d424b3.htm

Maturity Date:	March 18, 2019

Coupon:	7.375%

Interest Payment Dates:	March 18 and September 18, commencing September 18, 2009

Benchmark Instrument:	UST 2.75% due February 15, 2019

UST Spot / Yield:	99.21/2.79%

Offer Spread to Benchmark:	458.5 bps

Yield to Maturity:	7.375%

Re-Offer Price:	99.990% The above re-offer price does not include accrued interest from March 18, 2009 to, but excluding, April 21, 2009 totaling $6,760,416.67 in the aggregate, which is payable by the purchasers.

Net Proceeds (before expenses) to Issuer:	U.S.$1,006,660,416.67 (includes accrued interest of $6,760,416.67)

Clearing:	DTC/Euroclear/Clearstream

CUSIP/ISIN/Common Code:	195325BL8 / US195325BL83 / 040792660

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities Inc. toll free at 1-866-846 2874.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.